UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Act 33
Section:
Rule 902 of Reg S
Public Availability: 9-6-02

02057798

NO ACT
P.E 9-6-02
132-02393

Mail Stop 3-2

September 6, 2002

Ms. Tamara Menteshvili
Chief Executive
Channel Islands Stock Exchange
P.O. Box 623
One Lefebvre Street
St Peter Port, Guernsey GY1 4PJ
Channel Islands

Re: Channel Islands Stock Exchange
Incoming Letter Dated September 6, 2002

Dear Ms. Menteshvili:

This letter will confirm the response of the Division of Corporation Finance to your request that the Division designate the Channel Islands Stock Exchange as a "designated offshore securities market" within the meaning of Rule 902(b) of Regulation S under the Securities Act of 1933. A copy of your letter is enclosed in order to avoid having to recite or summarize the facts set forth therein. On the basis of the facts presented, we hereby so designate the Channel Islands Stock Exchange.

Pursuant to delegated authority,

Paul M. Dudek
Chief
Office of International Corporate Finance

Enclosure

Mr Alan Beller
Division Director
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-1
450 Fifth Street N.W.
Washington DC 20549
U.S.A.

6 September 2002

Dear Mr Beller

Channel Islands Stock Exchange
Application for Designation as a "Designated Offshore Securities Market"

The Channel Islands Stock Exchange ("CISX"/"Exchange") hereby apply for Designated Offshore Securities Market designation in accordance with SEC Rule 902(b)(2) of Regulation S, under the Securities Act of 1933, as amended.

In applying for this designation, we respectfully submit the detailed information about the CISX, following the criteria set out in the above Rule.

(i) Organisation under Foreign Law

The CISX was established in March 1998 as a company limited by guarantee (LBG), with shares, under the Company (Guernsey) Law, 1994 to 1996. This means the company is a hybrid one, with two classes of members under its Articles of Association - one class of member is a Guarantee Member, the other is a shareholder.[1]

[1] Each Guarantee Member of a Guarantee Company undertakes to contribute to the assets of the Company in the event of its being wound up, whilst he is a Member or within one year of his ceasing to be a Member. The contribution is the amount to be required to discharge the Company's debts and pay the cost of winding up to a specified maximum (£10,000). The effect of the Guarantee is that a Member is not obliged to pay the sum guaranteed while the Company is a going concern, the liability arising if a contribution is needed to pay the Company's debts when it is being liquidated.

A Company Limited by Guarantee with shares (as is the case of the CISX) can also issue shares which, unlike guarantees, must be paid up by shareholders.

For information, incorporation of Guernsey companies requires the services of a local advocate (lawyer) and applications for registration are reviewed by H M Procureur (Her Majesty's Attorney General) in conjunction with Guernsey's financial regulatory authority, the Guernsey Financial Services Commission.

The Exchange's main objects as set out in its Memorandum of Association are:

- to carry on the business of an investment exchange and clearing house; to provide, manage and regulate markets in, and to provide clearing and settlement services with respect to transactions in, investments of all kinds, whether direct or derivative, including financial instruments and currencies; and to provide facilities for the transaction of the businesses of broking, dealing, market-making, stocklending, investment management and advice and other businesses in the field of financial services;

- to act as an authority for the admission of investments to be traded or dealt in on any exchange or market and to maintain any official list for the time being required or recognised by the law of any country;

- to provide information, depositary and nominee services[2];

- to provide, maintain and operate, systems for and in connection with the evidencing and transfer of investments without a written instrument and to regulate the use thereof;

- to enter into arrangements of any kind and to co-operate and share information with governmental and non-governmental authorities, bodies and persons in any part of the world, and in particular with those having responsibility for the supervision or regulation of financial services; and

- to promote high standards in the financial services industry and in particular to make, administer, monitor and enforce rules governing access to and use of any services and facilities provided by the Exchange and the qualification and conduct of persons engaging in the financial services industry or any part thereof, and to make arrangements for the investigation of complaints in respect of business transacted by means of the Exchange's services and facilities.

The CISX is licensed and regulated by Guernsey Financial Services Commission ("Commission"), Guernsey's regulatory authority, to carry out the restricted activity of "operating an investment exchange" under the Protection of Investors (Bailiwick of Guernsey) Law, 1987 ("POI Law"), as amended.

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[2] This provision is to allow the Company to provide additional services such as registrar services in connection with clearing and settlement, which it does not currently provide nor is there currently any intention to provide such services.

The POI Law is one of the primary pieces of legislation in place governing investment business and encompasses the requirement for persons who, in or within the Bailiwick of Guernsey, carry on a restricted activity - defined in Schedule 2 of the POI Law as promotion, subscription, registration, dealing, management, administration, advising and custody of securities. Also included within Schedule 2 of the POI Law is the restricted activity (which requires a licence to be issued by the Commission) of operating an investment exchange, "that is to say, providing a facility, whether by electronic means or otherwise, for the orderly trading of securities, or for the listing of securities for the purpose of trading, by members of the investment exchange". There are provisions within the POI Law for the making of rules and regulations controlling the conduct of investment business.

Operation of the Exchange

As an independent, commercial company, management and control of the Exchange are vested in the Board of Directors ("the Board") which currently consists of nine directors.

The powers of the Board are set out within the Articles of Association of the Company and in the Rules of the Exchange. In addition to the usual powers of company directors, they provide, *inter alia,* for the admission of new Members, approvals for listings, the surveillance and supervision of the Exchange and Member discipline. In a number of areas, these powers have been delegated to the Market Authority, which comprises the Chief Executive and senior executive staff of the Exchange.

Under Article 27(5) of the Articles of Association, which sets out the delegation of certain powers from the Board to the Market Authority, the Market Authority shall have, *inter alia*, the following powers:

- to determine the suitability of applications for admission to the Official List (published daily and containing certain information about securities listed on the CISX);
- to apply and enforce the Rules;
- to decide on the suspension of trading;
- to determine applications for admission as a Guarantee Member[3];
- to decide on the suspension or cancellation of a Guarantee Member's rights to utilise the Company's services or facilities;

[3] There are two types of Guarantee Members, one which is a Listing Member (*aka*, listing agent) that sponsors listing applications on behalf of issuers, the other which is a Trading Member (i.e. stock brokers and market makers).

- to supervise compliance by the Listing Members with their obligations as sponsors under the Rules;

- to decide, where circumstances dictate, the immediacy of the situation, on the full or partial suspension of one or more Guarantee Members. Where such action is necessary, the Directors shall review and ratify the action of the Market Authority within two business days;

- to assure the organisation and operation of the Company;

- to make proposals to the Directors with respect to changes to the Rules;

- to issue Notices to Guarantee Members in the name of and under the authority of the Directors;

- to supervise the trading activities on the Company's trading systems and to take all necessary steps to maintain orderly, efficient and transparent trading in accordance with the Rules;

- to supervise compliance with the Rules;

- to order any person to terminate practices that are contrary to the Rules or the decision of the Market Authority; and

- without prejudice to the regulatory supervision to which the Guarantee Members are subject, the Market Authority shall have supervisory and investigative powers over Guarantee Members in order to be able to fulfil its tasks properly in accordance with its status as an investment exchange and to verify the accuracy and genuineness of the information provided to it.

The CISX Listing Rules are the rules which regulate the admission of entities to the Official List and impose ongoing obligations on listed entities. All listing applications must be sponsored by a Listing Member of the Exchange. The CISX operates one market only.

The Exchange offers listing facilities for the following products:

- Investment funds, both open-ended and closed-ended - companies, unit trusts and other legal structures (*aka* mutual funds or investment trusts);

- Debt instruments, including Eurobonds, Warrants and Special Purpose Vehicles;

- Primary listings of securities issued by domestic companies (equity shares and other forms of equity such as preference shares, etc) (that is companies that are incorporated in the Channel Islands and do not have an existing listing elsewhere);

- Secondary listings of securities issued by domestic companies (equity shares and other forms of equity such as preference shares, etc.) (that is companies that are incorporated in the Channel Islands but are already listed on a recognised overseas exchange); and

- Primary and Secondary listings of securities issued by overseas companies (equity shares and other forms of equity such as preference shares, etc.), provided, of course, that those companies are registered in approved jurisdictions and can meet the listing criteria.

Although a number of other instruments could be listed and traded on the Exchange, the Directors decided to limit the initial range of products in order to develop the Exchange in accordance with its business plan. Therefore, the current Listing Rules, which are modelled upon the requirements set out in the London Stock Exchange "Yellow Book" (for equities), the Irish Stock Exchange (for investment funds) and the Luxembourg Stock Exchange (for specialist debt securities) and have been subject to extensive practitioner and regulatory review, cater only for investment funds, debt instruments and equities.

The Listing Rules are available in electronic form through the Exchange's web-site, www.cisx.com, which is used for marketing and promotional purposes by the Exchange and on behalf of its Members and listed entities. Hard copies of the Listing Rules are also available and provided to all Listing Members, together with guidance notes and application checklists.

The admission requirements include that the entity issues a Listing Document (prospectus), or if the CISX agrees, an information memorandum. The prospectus requirements are such that the entity must be duly incorporated in accordance with the company laws in the jurisdiction of establishment.

The minimum requirements for a "public company" (equity securities other than investment funds which have other requirements) include:

- That the issuer and its business are suitable for listing and that there is an adequate and open market in the securities for which listing is sought;

- A new applicant for listing must have published audited accounts which cover at least three years and the latest accounts must be in respect of a period ended no more than six months before the date of the listing document. (The CISX may waive the requirement for three years audited accounts - for a lesser period - if it is satisfied that investors have the necessary information available to make an informed judgement concerning the applicant for listing.);

- Collectively, the directors must have appropriate expertise and experience for the management of the business;

- Shares must be freely transferable and tradeable;

- The expected aggregate market value of the securities for which listing is sought must be at least £500,000 (or currency equivalent). The CISX may admit to listing securities of a lower aggregate market value if it is satisfied that there will be an adequate market for the securities;

- At least 25% of shares must be in the hands of the public. The CISX may accept a lower percentage if it considers that the market will operate properly with a lower percentage in view of the large number of shares in issue;

- An issuer must comply with the continuing obligations of the CISX Listing Rules.

After listing, the entity is subject to the ongoing requirements set out in the Listing Rules. These include continuous and periodic disclosure of pertinent information such as interim and annual reporting. Generally, the requirements are that the issuer, or its designated agent, appraises the CISX of any developments in the listed security. Where applicable, and as soon as practicable following publication of documents such as financial statements and reports, the issuer shall furnish the CISX with such documents. There are certain disclosure requirements regarding any changes to rights, powers or privileges in relation to the listed debt security and any change in the rate of interest. Equality of treatment of shareholders is the underlying principle in relation to the disclosure of information and there is a general duty to inform the CISX of notices and announcements sent out to shareholders.

The predominant securities listed on the CISX are investment funds (both open-ended and closed-ended). The CISX market consists of shares in local trading companies and closed-ended investment funds. As at 31 December 2001, there are three local trading companies (one of which is listed on a primary basis) and seventy-five closed-ended investment funds (mostly secondary listings to the London Stock Exchange) admitted to the CISX Official List.

There were 629 transactions reported during 2001. The Trading Volume statistics are as follows:

	2001	2000	1999
Number of Shares Traded	75,327,426	31,676,148	32,598,695
Value of Shares Traded	£76,262,293	£47,032,605	£52,420,553

The table below sets out the share volumes for the securities traded during 2001.

CISX Traded Securities 2001 (By Volume)

Listed Companies

Date of Admission	Name	Share Class	2001 Volume
23/12/98	International Energy Group	Ordinary	12,640,357
10/08/01	Comprop Ltd	Ordinary	10,172,527

Closed-Ended Investment Funds

Date of Admission	Name	Share Class	2001 Volume
10/04/00	Blue Chip Value & Income Fund Ltd	Ordinary	26,417,909
29/06/00	Property Acquisition & Management Ltd	Ordinary	13,950,654
29/06/00	Property Acquisition & Management Ltd	Conv Pref	3,369,916
15/04/99	Acorn Income Fund Ltd	Ordinary	2,199,670
11/10/00	American Monthly Income Trust Ltd	Ordinary	1,516,000
03/11/00	CI Income Fund Ltd	Ordinary	1,400,070
11/12/00	Exeter Financials Fund Ltd	Ordinary	1,348,730
01/06/01	Blue Chip Value & Income Fund Ltd	Warrants	1,032,233
03/11/00	CI Securities Ltd	ZDP	985,000
31/01/01	Cerberex Ltd	Ordinary	320,000
19/10/00	LeggMason Investors American Assets Ltd	Ordinary	150,000
01/06/01	Blue Chip ZDP Ltd	ZDP	70,000
11/10/00	American ZDP Ltd	ZDP	60,000
01/02/99	Exeter Enhanced Income Fund Ltd	Ordinary	29,500
22/12/00	Schroder Investment Company Ltd	Part Certs	100

Operation of the CISX market is covered under sub-paragraph "v" below.

(ii) Association with a generally recognised community of brokers, dealers, banks or other professional intermediaries with an established operating history

The Exchange's membership structure consists of Trading Members and Listing Members. As at 31 August 2002, there are 33 Members of the Exchange, three of which are Trading Members (stock brokerage firms). The three Trading Members are Collins Stewart (CI) Ltd (regulated by the Commission), Dresdner Kleinwort Wasserstein Securities Ltd and Winterflood Securities Ltd (the latter two are regulated by the UK's Financial Services Authority). A full list of Members is provided within Appendix I.

The criteria for membership are as follows:

A Member of the Exchange must be a corporation, partnership or legal entity licensed, regulated or supervised by a regulatory body in a recognised jurisdiction approved by the Exchange or in the case of a Listing Member that is not licensed, regulated or supervised by a regulatory body, be a member of a professional body approved by the Exchange. A list of such recognised jurisdictions, and regulatory and professional bodies is provided within Appendix II.

In addition, applicants for Membership must:

- satisfy the Board that it is of sound financial standing and integrity;
- satisfy the Board it is fit and proper to be a Member;
- comply with the Rules of the Exchange; and
- refrain from carrying on any other business inconsistent with its membership of the Exchange.

An organisation can be either a Trading Member or Listing Member or both.

Trading Members:

In addition to compliance with the general qualifications as set out above, an applicant for Membership as a Trading Member (stock brokerage firms) must:

- act with due care and diligence in the best interests of its clients, taking into account the professional knowledge of those clients;
- seek from clients all useful information concerning their financial situation, investment experience and financial objectives, in order to provide clients with a service commensurate with their investment knowledge and requirements;
- ensure clients are provided with sufficient information, in a timely fashion, commensurate with their investment knowledge so that they can make considered investment decisions;
- avoid all possible conflicts of interest, or where they cannot be avoided ensure that it acts in the best interests of its clients, at all times;
- on receipt of client orders carry out the transaction as promptly as possible at the best price available at that time, unless otherwise instructed by the client;
- have and effectively employ suitably qualified staff for the proper performance of its business; and
- have in place the necessary systems and procedures for trading, trade reporting and settlement of transactions.

A Trading Member may register as a Market Maker in listed securities specified by the Trading Member, and in doing so will be required to comply with the Exchange's obligations of a Market Maker.

Listing Members

A Listing Member must be established as an entity in the Channel Islands and must have suitably qualified staff, to ensure proper co-ordination with the Exchange. An issuer wishing to have its securities listed on the Exchange is required to engage the services of a Listing Member who will act as a sponsor. There are two categories of sponsor, as set out below:

Category 1 Members may sponsor all types of securities to listing. Category 1 Members need to satisfy the Exchange of their ability to provide an adequate level of service to issuers by demonstrating that:

- they have a sufficient local presence, as indicated by the number of staff with experience of corporate finance and listing matters, *or* have access to such staff through satisfactory contractual arrangements; and

- executives of the sponsors hold suitable qualifications relating to the securities industry or a suitable allied profession (such as lawyer or accountant or similarly qualified person with relevant experience).

Applicants for Category 1 Members are required to submit career details of key staff and evidence, in the form of a track record of transactions conducted on behalf of clients, which demonstrates that the applicant has sufficient experience in the field of corporate finance business.

Category 2 Members may only sponsor the listing of investment funds. Applicants for Category 2 Member will need to demonstrate to the satisfaction of the Exchange that they have sufficient experience and expertise in the administration and/or listing of investment funds to fulfil their role as sponsor.

There are currently 28 Listing Members, of which one third are law firms providing a full range of corporate services, one Member is an accountancy firm, and the balance of Listing Members are investment fund managers or administrators.

The responsibilities of Listing Sponsors are set out in the Listing Rules but broadly a sponsor is required to:

- confirm to the Exchange that it has satisfied itself as to compliance with the relevant requirements of the Listing Rules;

- communicate and deal with the Exchange on all matters arising in connection with the application for listing and the continuing obligations of the issuer;

- prepare and lodge with the Exchange a formal application for listing together with all supporting documentation; and

- seek the approval of the Exchange for the listing prospectus or other disclosure document.

The number of securities admitted to the Official List totalled 255, as at 31 December 2001, with a market capitalisation of approximately US$15 billion. Two thirds of the securities admitted to the Official List are on a primary basis. A copy of the Exchange's Official List is provided within Appendix III.

iii Oversight by a government or self-regulatory body

The CISX is authorised by the Commission, being licensed and supervised under the POI Law and Rules and Regulations made therein. These Rules and Regulations are described within section iv below. The Commission was established as a statutory body by Guernsey's Parliament, known as the "States of Guernsey", under the Financial Services Commission (Bailiwick of Guernsey) Law, 1987 (the Law). The Commission came into being on 1 February 1988.

The Law established the Commission with both general and statutory functions. The general functions include the taking "of such steps as the Commission considers necessary or expedient for the development and effective supervision of the finance business in the Bailiwick of Guernsey" and the statutory functions include a number of laws such as The Protection of Investors (Bailiwick of Guernsey) Law, 1987 as amended; The Protection of Depositors, Companies and Prevention of Fraud (Bailiwick of Guernsey) Law, 1969, as amended; The Banking Supervision (Bailiwick of Guernsey) Law, 1994, as amended; and the Insurance Business (Guernsey) Law, 1986 as amended. In carrying out its general functions, the Commission is required by the Law to have particular regard to (a) the protection of the public against financial loss due to dishonesty, incompetence or malpractice by persons carrying on finance business; and (b) the protection and enhancement of the reputation of the Bailiwick of Guernsey as a finance centre.

The Commission maintains a relationship with or is a member of a number of international regulatory and supervisory bodies. These are set out below by sector:

Investment Business
- International Organisation of Securities Commissions (IOSCO)
- Enlarged Contact Group on the Supervision of Collective Investment Funds

Banking
- The Basel Committee on Banking Supervision
- The Offshore Group of Banking Supervisors

Insurance
- The International Association of Insurance Fraud Agencies
- The International Association of Insurance Supervisors
- The Offshore Group of Insurance Supervisors

In May 2000, the G-7 Financial Stability Forum (established by the G-7 Ministers) judged Guernsey to be a Group 1 jurisdiction (the top group of offshore financial centres), considering Guernsey to have an appropriate legal infra-structure, supervisory practices and a level of resources devoted to supervision and co-operation relative to the size of its financial activities.

In June 2000, the Financial Action Task Force, on behalf of the Offshore Group of Banking Supervisors, completed its review of Guernsey's anti-money laundering system and concluded that Guernsey is co-operative and has a comprehensive anti-money laundering system.

Guernsey is within an OECD jurisdiction (United Kingdom) and OECD conventions apply.

Guernsey was recognised as a 'Qualified Intermediary' jurisdiction by the US Internal Revenue Service in September 2000.

Guernsey is a 'Designated Territory' under Section 270 of the UK Financial Services Markets Act, 2000 (formerly Section 87 of the UK Financial Services Act, 1986).[4]

iv Oversight standards set by an existing body of law

Under the Regulations and Rules made under the POI Law, the CISX is subject to The Investment Exchange (Notification) Rules ("IEN Rules"), 1998, a copy of which is provided within Appendix IV, and The Licensees (Financial Resources, Notification, Conduct of Business and Compliance Rules, 1998 ("FNCC Rules"). A summary of applicable Rules is also provided within Appendix IV.

These Regulations and Rules are statutory requirements applied and enforced by the Commission. Under these Regulations and Rules, the Commission carries out supervisory inspection visits to the Exchange and the Exchange must comply with a number of requirements such as the filing of quarterly, half-yearly and yearly returns, including its business and regulatory plan, financial statements and compliance reports. The Commission has the right of access and inspections and the CISX "must cooperate to the fullest possible degree with any inspection carried out by the Commission in respect of the conduct of its controlled investment business".

The prudential rules, under the IEN Rules include the provision of:

- Financial, human and technical resources;
- Safeguards for investors;

[4] In December 1988, the Bailiwick of Guernsey was granted Designated Territory status under Section 87 of the UK Financial Services Act (FSA), 1986. Granting of this status recognises that the rules in Guernsey governing Class A investment funds (European Union 'UCITS' equivalent funds which closely follow the rules which apply to UK authorised collective investment funds under the FSA) provide investors with protection at least equivalent to that provided under the FSA. Section 87 of the FSA, 1986 has been superseded by Section 270 of the Financial Services Markets Act, 2000. Article 67 of Statutory Instrument 2001/2636 specifies that designation orders previously made under Section 87 of the Financial Services Act, 1986 also apply to Section 270 of the Financial Services Markets Act, 2000.

- Administrative, accounting and internal controls; and
- Promotion and maintenance of high standards of business practice.

There is a duty of notification by the Exchange to the Commission with regard to securities listed or dealt on the Exchange, including notification of any proposed changes in the type of investments listed or dealt on the Exchange and where the Exchange discontinues or suspends the listing of any type of investments listed or dealt on the Exchange. In addition the Exchange must notify the Commission of the trading hours of the Exchange, any trading halt or any suspension of trading of any security.

The FNCC, the conduct of business rules, apply to all licensees under the POI Law and, briefly, requires the CISX to establish and maintain:

- adequate financial resources;
- accounting records and an audit trail;
- compliance arrangements;
- systems and procedures to ensure proper performance of its business activities; and
- conformity with the Principles, including observance of high standards of integrity and fair dealing in the conduct of business.

The Commission, in carrying out its oversight responsibilities, requires the CISX to comply with the IOSCO Principles (25 to 30) in respect of the standards for the operation of the secondary market.

v Reporting of securities transactions on a regular basis to a governmental or self-regulatory body

The CISX is a screen-based market, with no trading floor. The trading hours of the CISX are from 8.00am until 4.30pm, Monday to Friday. All Trading Members must have access to Reuters (the Exchange's trading platform) as part of their Membership requirement. All securities transactions must be reported to the Market Authority of the Exchange by Trading Members within three minutes of the trade. For trade reporting, the CISX requires the following information: counter-party ID, security, price, date, time and size.

The price of all deals reported is distributed immediately by the CISX via Reuters. Information published pursuant to a trade report includes size and time of sale, together with the price. The Market Authority sets and publishes the normal market size for each security within the CISX pages on Reuters. The Commission, as well as any user of Reuters has access to the CISX pages on Reuters (CISXINDEX) for prices and other market data.

The Market Authority has the power under the IEN Rules (discussed under section iv) to suspend trading in any security.

The Rules governing Trading also provide for, *inter alia*:

- the establishment of normal trading hours (set at 08.00 to 16.30);
- the entry of quotations and orders;
- contingency in the event that a Market Maker is unable to enter or update its quotations;
- the registration and de-registration of Market Makers;
- transaction reporting and trade publication; and
- provision for price stabilisation, short selling, and stock borrowing and lending.

Market Maker obligations are set out in Chapter V of the Membership Rules of the Exchange (headed "Trading") and include the requirements to enter and maintain at all times two-sided quotations on the trading system; and actively offer to buy from and sell to an enquiring Trading Member at the price and in a size up to that displayed by it.

Trading volume has averaged 45 million shares per annum, with an average share value of £58 million.

vi A system for exchange of price quotations through common communications media

The Exchange's screen-based trading platform is based on Reuters' Triarch network installed at the Exchange's St. Peter Port, Guernsey offices. The Exchange's pages on Reuters are accessed by simply entering CISXINDEX and following the menu choices.

The key features of the trading system are as follows:

- an electronic bulletin board on which Market Makers may input two-way prices and brokers may enter orders in real time;
- all trading is done by telephone (consideration will be given to automated order matching in the longer term);
- trades are reported to the Exchange using the electronic bulletin board and published within three minutes of execution;
- information on all quotes, orders and trades is stored at the Exchange, both to facilitate market surveillance and to provide a historical record; and
- news concerning companies listed on the Exchange is disseminated via Reuters on a continuous basis.

vii An organised clearance and settlement system

The Rules relating to the settlement of transactions are set out in Chapter VI of the Membership Rules of the Exchange and deal with, *inter alia*:

- trade confirmation between Members and the form, content and issue of a contract note when trading with non-Members;
- the method and timing of settlement (which in the case of local and UK equities will be identical to the UK);
- responsibility for settlement;
- partial and late settlement;
- buying-in; and
- the appointment of settlement agents.

Trading in the shares of local companies are settled via Crest or Crest Residual. International debt issues, and other eligible issues, are settled through either Cedel Bank or EuroClear unless otherwise agreed, by the parties to the transaction, at the time of trade. Under the Rules of the Exchange, the Market Authority shall determine the standard settlement period for each security, which in general follows market practice for the type of security concerned. (Current market practice (following London) is for the settlement of domestic and foreign equities on a T+3 basis.)

Additional information

In terms of its international profile, the CISX is:

- Registered with the International Federation of Stock Exchanges (FIBV) as a 'corresponding market' and has applied for Affiliate Securities Market status;
- An Associate Member of the International Securities Market Association (ISMA);
- A Member of the European Securitisation Forum. This organisation is sponsored by the US Bond Market Association;
- In July 2000 the CISX was officially recognised by the Australian Stock Exchange; and
- The CISX has applied to the UK Inland Revenue for recognition as a Foreign Stock Exchange under section 841 ICTA, 1988.

Based upon the above considerations, we formally request the Director designate the CISX as a Designated Offshore Securities Market, within the meaning of SEC Rule 902(b)(2).

For any questions concerning this application, please contact the undersigned as follows:

Ms Tamara Menteshvili
Chief Executive
The Channel Islands Stock Exchange
P O Box 623
One Lefebvre Street
St Peter Port
Guernsey GY1 4PJ
Tel: (+44) 01481 713831
Fax: (+44) 01481 714856
Email: info@cisx.com
Internet: www.cisx.com

Yours sincerely

Tamara Menteshvili
Chief Executive
The Channel Islands Stock Exchange

APPENDICES

CHANNEL ISLANDS
STOCK EXCHANGE

MEMBERSHIP LIST

The following companies have been admitted to membership of The Channel Islands Stock Exchange LBG.

Member Name	Based in	Type of Member	Category	Contact Number
Ansbacher (CI) Services Limited	Guernsey	Listing	Category 1	01481 726421
Babbe Le Pelley Tostevin	Guernsey	Listing	Category 1	01481 713371
Bedell Channel Islands Ltd	Jersey	Listing	Category 1	01534 814814
BISYS Fund Services (Guernsey) Ltd	Guernsey	Listing	Category 2	01481 723573
Bordeaux Services Ltd	Guernsey	Listing	Category 2	01481 715167
Butterfield Fund Managers (Guernsey) Ltd	Guernsey	Listing	Category 2	01481 711521
Carey Langlois Listing Services Ltd	Guernsey	Listing	Category 1	01481 727272
Close Fund Services Ltd	Guernsey	Listing	Category 2	01481 726014
Collas Day Corporate Finance Limited	Guernsey	Listing	Category 1	01481 723191
Collins Stewart (CI) Ltd	Guernsey	Listing	Category 1	01481 726511
Collins Stewart (CI) Ltd	Guernsey	Trading		01481 726511
Credit Suisse Fund Administration Ltd	Guernsey	Listing	Category 2	01481 719000
Deutsche Bank International Ltd	Jersey	Listing	Category 1	01481 702000
Dresdner Kleinwort Wasserstein Securities Limited	London	Trading		0207 6238000
Guernsey International Fund Managers Ltd	Guernsey	Listing	Category 1	01481 710651
HSBC Fund Administration (Guernsey) Ltd	Guernsey	Listing	Category 2	01481 717717
HSBC Republic Management (Guernsey) Ltd	Guernsey	Listing	Category 2	01481 710901
Kleinwort Benson (Channel Islands) Ltd	Jersey	Listing	Category 1	01481 727111
L.C.F. Rothschild (C.I.) Ltd	Guernsey	Listing	Category 1	01481 716336
Man Fund Management (Guernsey) Ltd	Guernsey	Listing	Category 1	01481 740580
Management International (Guernsey) Ltd	Guernsey	Listing	Category 1	01481 707000
Mourant Capital Markets Services Ltd	Jersey	Listing	Category 1	01534 609000
Ogier Corporate Finance Ltd	Jersey	Listing	Category 1	01534 504000
Olsens Corporate Finance Ltd	Jersey	Listing	Category 1	01534 888900
Ozannes Securities Ltd	Guernsey	Listing	Category 1	01481 723466
PKF Corporate Finance Ltd	Guernsey	Listing	Category 1	01481 727927
Prism Insurance Management Ltd	Guernsey	Listing	Category 1	01481 716000
Rothschild Asset Management (CI) Ltd	Guernsey	Listing	Category 2	01481 719700
Royal Bank of Canada (CI) Ltd	Guernsey	Listing	Category 1	01481 723021
The Royal Bank of Scotland International Ltd	Guernsey	Listing	Category 2	01481 710051
Volaw Corporate Finance Ltd	Jersey	Listing	Category 1	01534 500300
Winterflood Securities Ltd	London	Trading		0207 621 0004

The Channel Islands Stock Exchange, LBG · PO Box 623 · One Lefebvre Street · St Peter Port · Guernsey · GY1 4PJ
Tel: Guernsey (+44) 1481 713831 · Jersey (+44) 1534 737151 · Fax: (+44) 01481 714856
Email: info@cisx.com · Internet: www.cisx.com

1 May 2002

APPENDIX II

Recognition of Jurisdictions, Regulatory and Professional Bodies

The following jurisdictions, regulatory bodies and professional bodies have been recognised by The Channel Islands Stock Exchange for the purpose of membership qualifications:

Jurisdictions

Australia
Belgium
Bermuda
Canada
Denmark
Finland
France
Germany
Greece
Hong Kong
Ireland
Isle of Man
Italy
Japan
Jersey
Luxembourg
Malta
Netherlands
New Zealand
Norway
Portugal
Singapore
Spain
Sweden
Switzerland
United Kingdom
United States of America

Regulatory Bodies

The following Ordinary Members of IOSCO:

Australian Securities and Investments Commission
Commission bancaire et financière, Belgium
The Bermuda Monetary Authority
Danish Financial Supervisory Authority
Financial Supervision Authority, Finland
Commission des Opérations de Bourse, France
Bundesaufsichtsamt für den Wertpapierhandel (BAWe), Germany
Capital Market Commission, Greece
Securities and Futures Commission, Hong Kong
Central Bank of Ireland
Financial Services Commission, Isle of Man
Commissione Nazionale per le Società e la Borsa, Italy
Financial Planning Bureau of the Ministry of Finance, Japan
Jersey Financial Services Commission
Commissariat aux Bourses, Luxembourg
Malta Stock Exchange
Stichting Toezicht Effectenverkeer, Netherlands
Securities Commission, New Zealand
Kredit Tilsynet, Norway
Ontario Securities Commission, Ontario
Comissão do Mercado de Valores Mobiliários, Portugal
Commission des valeurs mobilières du Québec, Québec
The Monetary Authority of Singapore

Comisión Nacional del Mercado de Valores, Spain
Finansinspektionen, Sweden
Commission Fédérale des Banques, Switzerland
Financial Services Authority, United Kingdom
United States Securities and Exchange Commission

The following Associate Members of IOSCO:

Ministry of Agriculture, Forestry and Fisheries, Japan
Ministry of International Trade and Industry (MITI), Japan
Securities and Exchange Surveillance Commission, Japan
Institute Monétaire Luxembourgeois, Luxembourg
Commodity Futures Trading Commission, United States of America
North American Securities Administrators Association, Inc. (NASAA) United States

Professional Bodies

The Guernsey Bar
The Law Society of Jersey
The Institute of Chartered Accountants in England and Wales
The Law Society of England and Wales
The Law Society of Scotland

APPENDIX III

Thursday 5 September 2002

DAILY

OFFICIAL

LIST

CHANNEL ISLANDS

STOCK EXCHANGE

Listed Companies

Name, description		Bid	Ask	ISIN No	Volume	Year to date Volume
Comprop Ltd - ord GBP0.05	GBp	90	95	GB0001873909	5,000	2,948,348
International Energy Group Ltd - ord GBP0.10	GBp	185	188	GB0003951372	-	13,430,839
Le Riche Group Ltd - ord GBP1.00	GBp	465	475	GB0005082259	-	2,408

Closed-Ended Investment Companies

Name, description			Value Date	Bid	Ask	ISIN No	Volume	Year to date Volume
Acorn Income Fund Ltd - ord GBP0.25		GBp		107	112	GB0004829437	-	293,000
Alternative Investment Strategies Ltd - redeemable ord USD0.001	⌘	USD	31 Jul 02	1.7119		GB0030758675	-	-
Alternative Investment Strategies Ltd - new ord USD0.001		USD		1.3	1.5	GB0030432842	-	-
American Income Trust Ltd - annuity GBP0.01		GBp		30	35	GB0009773085	-	-
American Income Trust Ltd - ordinary GBP0.01		GBp		1	5	GB0009772905	-	100,000
American ZDP Ltd - zero dividend preference GBP0.01		GBp		10	15	GB0009771931	-	-
Baring Vostok Investments Ltd - participating USD0.01	⌘	USD	29 Oct 01	50		GB0030973225	-	-
BC Income & Growth Fund Ltd - ord GBP0.25	⌘◆	GBp	31 Jul 02	0		GB0030186687	-	-
BC Property Securities Ltd - zero dividend pref GBP0.25	⌘	GBp	31 Jul 02	110.73		GB0030432172	-	-
BC Securities Ltd - zero dividend preference GBP0.25	⌘◆	GBp	31 Jul 02	0		GB0030186802	-	-
BFS Managed Properties Ltd - ord GBP0.25	⌘	GBp	30 Jun 02	38.13		GB0030625916	-	-
BFS Managed Properties Securities Ltd - zdp GBP0.25	⌘	GBp	30 Jun 02	108.58		GB0030626096	-	-
Blue Chip Value & Income Fund Ltd - ord GBP0.125	x	GBp		25	30	GB0030478225	-	11,195,414
Blue Chip Value & Income Fund Ltd - warrants		GBp		1	5	GB0030478332	-	-
Blue Chip ZDP Ltd - zero dividend preference GBP0.10		GBp		68	73	GB0030478449	-	-
Bracken Partners Investments CI LP - units GBP5,000	⌘	GBP	30 Sep 01	1,024.62		GB0030730328	-	-
CDP-Concord Egyptian Direct Inv Fund Ltd - red pref USD0.01	⌘	USD	28 Mar 02	3,804.9		GB0002788189	-	-
Cerberex Ltd - ord GBP0.05		GBp		4	5	GB0030170962	-	-
CI Income Fund Ltd - ord GBP0.10	◆	GBp		0.1	5.0	GB0001839900	-	45,000
CI Securities Ltd - zero dividend preference GBP0.10	◆	GBp		1	5	GB0001841534	-	-
Edinburgh Pacific & Income Trust Ltd - ord GBP0.01	⌘	GBp	30 Aug 02	2		GB0006157613	-	-
EFF Securities Ltd - zero dividend pref GBP0.25		GBp		102	107	GB0030766884	-	-
Egypt Investment Company Ltd - continuation shares USD0.01	⌘	USD	08 Apr 02	7.92		GB0030517485	-	-
Egypt Investment Company Ltd - redemption shares USD0.01	⌘	USD	08 Apr 02	8.33		GB0030517378	-	-
ESCIF Securities Ltd - zero dividend pref GBP0.10		GBp		62	67	GB0009695981	-	-
European Monthly Income Trust Ltd - annuity GBP0.01		GBp		3	8	GB0003683009	-	-
European Monthly Income Trust Ltd - ord GBP0.01		GBp		1	6	GB0003673299	-	-
European Value & Income Fund Ltd - ord GBP0.10	x	GBp		80	90	GB0031122368	10,000	4,231,888
Exeter Enhanced Income Fund Ltd - ord GBP0.25	◆	GBp		1	6	GB0004326251	-	-
Exeter Enhanced Income Fund Ltd - red pref GBP0.01	⌘◆	GBp	31 Jul 02	19.42		GB0031062739	-	-
Exeter Equity Growth & Income Fund Ltd - ord GBP0.10		GBp		8	13	GB0009245191	-	-
Exeter Financials Fund Ltd - ord GBP0.25		GBp		35	40	GB0003286837	-	60,000
Exeter Securities (Guernsey) Ltd - zero dividend pref GBP0.10		GBp		85	90	GB0009245753	-	-
Exeter Smaller Companies Income Fund Ltd - ord GBP0.10		GBp		1	4	GB0009695544	-	-
Framlington Global Financial & Income Fund Ltd - ord GBP0.25	⌘	GBp	04 Sep 02	0		GB0001870004	-	-
Framlington Global Financial & Inc Securities Ltd - zdp GBP0.05	⌘	GBp	04 Sep 02	108		GB0030777774	-	-
Framlington Health & Income Fund Ltd - ord GBP0.25	⌘◆	GBp	01 Jul 02	0		GB0009568022	-	-
Framlington Health & Income Fund Ltd - red pref GBP0.01	⌘◆	GBp	01 Jul 02	3		GB0030897275	-	-
Global Opportunities Trust Ltd - capital GBP0.01	⌘☼	GBp	31 Aug 02	0		GB0008292277	-	-
Global Opportunities Trust Ltd - income GBP0.01	⌘☼	GBp	31 Aug 02	6.53		GB0008291642	-	-
GOT Zeros 2007 Ltd - zero dividend pref GBP0.0001	⌘	GBp	30 Apr 02	108.74		GB0030411697	-	-
Govett Asian Income & Growth Fund Ltd - ord GBP0.25		GBp		15	20	GB0030031693	-	-
HSBC European Absolute Ltd - red pref GBP0.01	⌘	GBp	31 Dec 01	94.1		GB0030197353	-	-
HSBC Global Absolute Ltd - red pref GBP0.01	⌘	GBp	31 Dec 01	93.02		GB0030861040	-	-
Investec European Growth & Income Trust Ltd - ord GBP0.001	⌘	GBp	30 Aug 02	9.86		GB0001195758	-	-
Investec European Growth & Income Trust Ltd - zdp GBP0.001	⌘	GBp	30 Aug 02	117.39		GB0001201465	-	-
IT-Concord Misr Tech Vent Cap Fund Ltd - red pref EGP1	⌘	EGP	18 Feb 00	100		GB0003764999	-	-
LeggMason Investors American Assets Ltd - ord GBP0.001	⌘◆	GBp	01 Aug 02	0		GB0009607952	-	-
Leveraged Income Fund Ltd - 10% loan stock 31/03/05	⌘◆	GBp	16 Jul 02	0		GB0030901382	-	-

Closed-Ended Investment Companies - continued

Name, description			Value Date	Bid	Ask	ISIN No	Volume	Year to date Volume
Leveraged Income Fund Ltd - ord income GBP0.25	◆	GBp		0	0	GB0002633195	-	-
Leveraged Income Fund Ltd - zero dividend pref GBP0.25	◆	GBp		0	0	GB0002633310	-	-
M&G Income Investment Company Ltd - ord GBP0.01	⌘❄	GBp	04 Sep 02	23.91		GB0030826639	-	-
M&G Income Investment Company Ltd - zdp GBP0.01	⌘❄	GBp	04 Sep 02	35.78		GB0030826746	-	-
M&G Recovery Investment Company Ltd - ord GBP0.01	⌘❄	GBp	04 Sep 02	22.35		GB0031193898	-	-
M&G Recovery Investment Company Ltd - zdp GBP0.01	⌘❄	GBp	04 Sep 02	33.9		GB0031193906	-	-
Man Alternative Investments Ltd - ord GBP0.001	⌘	GBp	31 Jul 02	91		GB0030341928	-	-
Morley Absolute Growth Investment Company Ltd - cap GBP0.01	⌘☼	GBp	31 Aug 02	0		GB0030292733	-	-
Morley Absolute Growth Investment Company Ltd - inc GBP0.01	x ⌘☼	GBp	31 Aug 02	5.45		GB0030292519	-	-
Morley Absolute Growth Investment Company Ltd - zdp GBP0.01	⌘	GBp	31 Aug 02	112.63		GB0030292956	-	-
Osprey Smaller Companies Income Fund Ltd - ord GBP0.10		GBP		100	105	GB0031797698	-	-
Property Acquisition & Management Ltd - conv pref GBP1.00		GBp		70	75	GB0006651086	-	3,635,718
Property Acquisition & Management Ltd - ord GBP0.10		GBp		27	32	GB0006650013	100,000	27,073,003
Property Acquisition & Management Securities Ltd - zdp GBP0.10		GBp		97	102	GB0006651201	-	-
Property Income & Growth Fund Ltd - ord GBP0.25	⌘	GBp	31 Jul 02	28.67		GB0030432065	-	-
Real Estate Opportunities Ltd - convertible loan stock GBP0.01	⌘	GBp	22 Jun 01	100		GB0030365182	-	-
Real Estate Opportunities Ltd - ord GBP0.01	⌘	GBp	30 Aug 02	35.45		GB0030364995	-	-
Real Estate Opportunities Ltd - zero dividend pref GBP0.01	⌘	GBp	30 Aug 02	110.807		GB0030365075	-	-
Royal London UK Equity & Income Trust plc - ann GBP0.01		GBp		94	99	GB0030816044	-	-
Royal London UK Equity & Income Trust plc - ord GBP0.01	⌘	GBp	31 Aug 02	12.21		GB0030794050	-	-
Royal London UK Equity & Income Sec plc - zdp GBP0.00001	⌘	GBp	31 Aug 02	108.4		GB0030794167	-	-
Schroder Investment Company Ltd - part certs EUR 10,000		EUR		9100	9500	GB0005404099	-	28
Technology and Income Trust Ltd - ord GBP0.01		GBp		1	5	GB0007729782	-	-
Technology and Income Trust Ltd - inc GBP0.10		GBp		4	9	GB0007729899	-	-
Technology and Income Trust Ltd - convertible GBP0.00001	⌘	GBp	04 Sep 02	0		GB0031118135	-	-
Technology and Income Trust Ltd - 9% conv loan stock 31/07/09	⌘	GBp	04 Sep 02	0		GB0031083545	-	-
Technology and Income ZDP Ltd - zero dividend pref GBP0.01	⌘	GBp	04 Sep 02	69.3		GB0031084063	-	-
Thai-Euro Fund Ltd - part red pref USD0.01	⌘	USD	30 Aug 02	8.4236		GB0008857806	-	-
TS Life Sciences Fund - units USD50,000	⌘	USD	31 May 02	7,500		GB0031742926	-	-
UK Balanced Property Trust Ltd - ord GBP0.25	⌘	GBp	31 Aug 02	96.84		GB0031306698	-	-
US Growth & Income Fund Ltd - ord GBP0.25	⌘	GBp	31 Aug 02	1.78		GB0009769299	-	-
Westbury Property Fund Ltd - cap GBP0.10	⌘❖	GBp	30 Aug 02	99.04		GB0031368052	-	-
Westbury Property Fund Ltd - inc GBP0.10	⌘❖	GBp	30 Aug 02	95.26		GB0031367971	-	-
Zero Dividend Recovery Fund Ltd - ord GBP0.25		GBp		25	30	GB0031458788	-	371,000

Open-Ended Investment Funds

Name, description	Curr	Net Asset Value Value Date	Bid	Ask	ISIN No
Aberdeen PCC Ltd					
Aberdeen Exotic Debt Fund - red pref USD0.01	USD	29 Aug 02	11.7913		GB0009407759
Aberdeen Sovereign High Yield Fund - red pref USD0.01	USD	04 Sep 02	16.8063		GB0007368441
Aberdeen Technology Fund - red pref USD0.01	USD	04 Sep 02	1.5161		GB0001202091
Ashmore Emerging Markets Liquid Investment Portfolio - unit	USD	31 Jul 02	4.3035		GB0000242932
Ashmore Local Currency Debt Portfolio - unit	USD	31 Jul 02	14.9762		GB0000400399
Ashmore Russian Debt Portfolio - unit	USD	31 Jul 02	32.7937		GB0000429166
Asset Holder PCC No 2 Ltd					
Ashmore Asian Recovery Fund - red pref USD0.01	USD	31 Jul 02	15.6567		GB0003526828
Baring Emerging Markets Umbrella Fund					
Baring Global Emerging Markets Fund - unit	USD	03 Sep 02	9.62		IE0000838304
Baring Latin America Fund - unit	USD	03 Sep 02	8.54		IE0000828933
Baring Global Umbrella Fund					
Baring Eastern Europe Fund - unit	USD	04 Sep 02	23.19		IE0000805634
Baring Emerging World Fund - unit	GBP	04 Sep 02	0.611		IE0000804223
Baring Euro Bond Fund - unit	EUR	03 Sep 02	9.79		IE0007704111
Baring Global Equity Fund - unit	USD	03 Sep 02	5.58		IE0006903151
Baring Global Resources Fund - unit	USD	03 Sep 02	10.2		IE0000931182
Baring High Yield Bond Fund - unit	USD	04 Sep 02	10.21		IE0000835953
Baring Japan Smaller Companies Fund - unit	USD	04 Sep 02	6.14		IE0000804009
Baring Leading Sectors Fund - unit	EUR	04 Sep 02	6		IE0030016350
Baring Leading Sectors Fund - unit	GBP	04 Sep 02	3.81		IE0030016467
Baring Leading Sectors Fund - unit	USD	04 Sep 02	5.96		IE0030016244
Baring (Sterling) World Bond Fund - unit	GBP	03 Sep 02	1.025		IE0001539265
Baring US$ Corporate High Yield Fund - Class A - unit	EUR	04 Sep 02	7.6		IE0009756259
Baring US$ Corporate High Yield Fund - Class A - unit	USD	04 Sep 02	7.55		IE0009266895
Baring US$ Corporate High Yield Fund - Class I - unit	EUR	04 Sep 02	7.71		IE0009756366
Baring US$ Corporate High Yield Fund - Class I - unit	USD	04 Sep 02	7.66		IE0009268495
Baring US Plus Bond Fund - unit	USD	04 Sep 02	10.18		IE0031231206
Baring International Umbrella Fund					
Baring Asia Growth Fund - unit	USD	04 Sep 02	23.52		IE0000830129
Baring Australia Fund - unit	USD	04 Sep 02	37.94		IE0000829451
Baring Europa Fund - unit	USD	03 Sep 02	21.21		IE0000829121
Baring Hong Kong China Fund - unit	USD	04 Sep 02	169.22		IE0000829238
Baring International Bond Fund - unit	USD	03 Sep 02	20.28		IE0000829568
Baring Japan Fund - unit	USD	04 Sep 02	8.56		IE0000829675
Baring North America Fund - unit	USD	03 Sep 02	46.35		IE0000830012
Baring Pacific Fund - unit	USD	04 Sep 02	49.62		IE0000830236
Clariden Global Investments Ltd					
Clariden Balanced Portfolio (CHF) - red pref USD0.01	CHF	05 Sep 02	897.08		GB0002432705
Clariden Balanced Portfolio (EUR) - red pref USD0.01	EUR	05 Sep 02	829.89		GB0005356109
Clariden Balanced Portfolio (USD) - red pref USD0.01	USD	05 Sep 02	877.85		GB0002432812
Clariden Conservative Portfolio (CHF) - red pref USD0.01	CHF	05 Sep 02	998.35		GB0002428687
Clariden Conservative Portfolio (EUR) - red pref USD0.01	EUR	05 Sep 02	894.28		GB0003801775
Clariden Conservative Portfolio (USD) - red pref USD0.01	USD	05 Sep 02	1,014.83		GB0008526211
Clariden Growth Portfolio (CHF) - red pref USD0.01	CHF	05 Sep 02	745.75		GB0002429099
Clariden Growth Portfolio (EUR) - red pref USD0.01	EUR	05 Sep 02	604.96		GB0003805867
Clariden Growth Portfolio (USD) - red pref USD0.01	USD	05 Sep 02	958.93		GB0002428802
Clariden International Investments PCC Ltd					
Clariden Russia Equity Fund - red pref USD0.01	USD	05 Sep 02	826.81	841.23	GB0006097975
Clariden Investments Ltd					
Clariden Asia Pacific Equity Fund - red pref USD0.01	USD	05 Sep 02	1,053.26		GB0002292703
Clariden Biotechnology Equity Fund - red pref USD0.01	USD	05 Sep 02	1,542.28		GB0002764925
Clariden Bond Fund CHF - Accumulation red pref USD0.01	CHF	05 Sep 02	1,004.15		GB0031847964
Clariden Bond Fund CHF - Income red pref USD0.01	CHF	05 Sep 02	1,004.15		GB0031848152
Clariden Bond Fund EUR - Class A red pref USD0.01	EUR	05 Sep 02	1,428.42		GB0002296902
Clariden Bond Fund EUR - Class B red pref USD0.01	EUR	05 Sep 02	2,328.94		GB0002297082
Clariden Bond Fund USD - Class A red pref USD0.01	USD	05 Sep 02	1,429.27		GB0002297421
Clariden Bond Fund USD - Class B red pref USD0.01	USD	05 Sep 02	2,322.96		GB0002304656
Clariden Commerce Equity Fund - red pref USD0.01	USD	05 Sep 02	1,042.77		GB0007423246
Clariden Communications Equity Fund - red pref USD0.01	USD	05 Sep 02	491.39		GB0007272809
Clariden Consumer Goods Equity Fund - red pref USD0.01	EUR	05 Sep 02	913.5		GB0030892227
Clariden Core-Plus Fixed Income Fund (CHF) - red pref USD0.01	CHF	05 Sep 02	1,003.71		GB0031848269
Clariden Core-Plus Fixed Income Fund EUR - red pref USD0.01	EUR	05 Sep 02	1,005.93		GB0031792863
Clariden Core-Plus Fixed Income Fund USD - red pref USD0.01	USD	05 Sep 02	1,011.55		GB0031792756

Name, description	Curr	Net Asset Value Value Date	Bid	Ask	ISIN No
Clariden Investments Ltd - continued					
Clariden Energy Equity Fund - red pref USD0.01	USD	05 Sep 02	921.98		GB0030559552
Clariden European Equities Focus Fund - red pref USD0.01	EUR	05 Sep 02	704.32		GB0002910205
Clariden European High Yield Bond Fund - red pref USD0.01	EUR	05 Sep 02	721.98		GB0008549288
Clariden Europe Multi-Manager Equity Fund - red pref USD0.01	EUR	05 Sep 02	1,007.27		GB0002292927
Clariden Finance Equity Fund - red pref USD0.01	EUR	05 Sep 02	802.68		GB0008474453
Clariden Healthcare Equity Fund - red pref USD0.01	USD	05 Sep 02	786.42		GB0007423139
Clariden Industrials Equity Fund - red pref USD0.01	EUR	05 Sep 02	676.51		GB0031311458
Clariden Japan Equity Fund - red pref USD0.01	JPY	05 Sep 02	202,394		GB0002297207
Clariden Luxury Goods Equity Fund - red pref USD0.01	EUR	05 Sep 02	645.54		GB0009580241
Clariden Media Equity Fund - red pref USD0.01	USD	05 Sep 02	551.46		GB0007422941
Clariden Money Market Fund CHF - red pref USD0.01	CHF	05 Sep 02	11,539.05		GB0002271111
Clariden Money Market Fund EUR - red pref USD0.01	EUR	05 Sep 02	6,243.22		GB0002271558
Clariden Money Market Fund USD - red pref USD0.01	USD	05 Sep 02	14,950.57		GB0002271335
Clariden North America Equity Fund - red pref USD0.01	USD	05 Sep 02	3,168.89		GB0002297314
Clariden Software Equity Fund - red pref USD0.01	USD	05 Sep 02	202.86		GB0009508598
Clariden Short-Term Bond Fund EUR - red pref USD0.01	EUR	05 Sep 02	1,025.49		GB0031646911
Clariden Short-Term Bond Fund USD - red pref USD0.01	USD	05 Sep 02	1,039.35		GB0031651440
Clariden Technology Equity Fund - red pref USD0.01	USD	05 Sep 02	1,016.94		GB0002297751
Clariden US High Yield Bond Fund - red pref USD0.01	USD	05 Sep 02	897.67		GB0007422834
Collins Stewart No II Fund PCC Ltd					
QUEST tm triAngle European Fund - red pref GBP0.01	EUR	30 Aug 02	104.415		GB0031216418
QUEST tm triAngle UK Fund - red pref GBP0.01	GBP	30 Aug 02	106.505		GB0031216301
Collins Stewart PCC Ltd					
Hirzel House Absolute Return Fund (Sterling Hedged) - red pref GBP0.01	GBP	31 Jul 02	103.06		GB0030178817
Hirzel House Absolute Return Fund - red pref GBP0.01	USD	31 Jul 02	101.322		GB0030178924
Hirzel House Absolute Return Plus Fund (Sterling Hedged) - red pref GBP0.01	GBP	31 Jul 02	101.162		GB0030178700
Hirzel House Absolute Return Plus Fund - red pref GBP0.01	USD	31 Jul 02	98.997		GB0030179005
Hirzel House Global Bond Fund (US Dollar) - red pref GBP0.01	USD	03 Sep 02	115.527		GB0002274016
Hirzel House Global Technology Fund (US Dollar) - red pref GBP0.01	USD	03 Sep 02	33.008		GB0002271228
Hirzel House International Balanced Fund (Sterling) - red pref GBP0.01	GBP	03 Sep 02	90.468		GB0002271004
Hirzel House International Balanced Fund (US Dollar) - red pref GBP0.01	USD	03 Sep 02	87.486		GB0002270253
Hirzel House International Growth Fund (Sterling) - red pref GBP0.01	GBP	03 Sep 02	85.119		GB0002265949
Hirzel House Sterling Bond Fund - red pref GBP0.01	GBP	03 Sep 02	105.601		GB0002274453
Egyptian Growth Investment Co Ltd - red pref USD0.01	USD	02 Sep 02	4.36		GB0003064309
eOffshore Fund PCC Ltd					
eOffshore Alleghany/Chicago Trust Bond Fund - red pref USD0.01	USD	02 Apr 01	100		GB0030734411
eOffshore FFTW Limited Duration Fund - red pref USD0.01	USD	02 Apr 01	100		GB0030734304
eOffshore First Funds Growth & Income Portfolio - red pref USD0.01	USD	02 Apr 01	100		GB0030733660
eOffshore Five Arrows International Reserves Euro Money Fund - red pref USD0.01	EUR	02 Apr 01	100		GB0030734742
eOffshore Five Arrows International Reserves Sterling Money Fund - red pref USD0.01	GBP	02 Apr 01	100		GB0030734858
eOffshore Five Arrows International Reserves US Dollar Money Fund - red pref USD0.01	USD	02 Apr 01	100		GB0030734635
eOffshore Keeley Small Cap Value Fund - red pref USD0.01	USD	02 Apr 01	100		GB0030734072
eOffshore MAS Mid Cap Growth Fund - red pref USD0.01	USD	02 Apr 01	100		GB0030733991
eOffshore MFS Growth Stock Fund - red pref USD0.01	USD	02 Apr 01	100		GB0030733777
eOffshore Muhlenkamp - red pref USD0.01	USD	02 Apr 01	100		GB0030733884
eOffshore Phoenix-Engemann Small and Mid Cap Growth - red pref USD0.01	USD	02 Apr 01	100		GB0030734189
eOffshore T Rowe Price High Yield Fund - red pref USD0.01	USD	02 Apr 01	100		GB0030734528
eOffshore T Rowe Price Media and Telecommunications Fund - red pref USD0.01	USD	02 Apr 01	100		GB0030734296
eOffshore Westwood Equity Fund - red pref USD0.01	USD	02 Apr 01	100		GB0030733553
Euro Spain Fund Ltd - red pref EUR0.01	EUR	03 Sep 02	13.99	14.16	GB0043030849
Five Arrows Currency Fund Ltd					
Euro - red pref USD0.01	EUR	05 Sep 02	10.074		GB0006588411
Sterling - red pref USD0.01	GBP	05 Sep 02	10.094		GB0006588072
Swiss Francs - red pref USD0.01	CHF	05 Sep 02	30		GB0006588189
United States dollars - red pref USD0.01	USD	05 Sep 02	15.029		GB0006588296
Five Arrows International Reserves Ltd					
Australian dollars - red pref USD0.01	AUD	05 Sep 02	63.146		GB0006569973
Euro - red pref USD0.01	EUR	05 Sep 02	10.997		GB0004836457
Sterling - red pref USD0.01	GBP	05 Sep 02	59.351		GB0006578370
Swiss Francs - red pref USD0.01	CHF	05 Sep 02	80.684		GB0006578487
United States dollars - red pref USD0.01	USD	05 Sep 02	78.587		GB0006578594
HSBC Republic Turkey Fund PCC Ltd					
HSBC Turkey Equity Fund - red pref USD0.01	◆ USD	04 Apr 01	7.71		GB0002105087
HSBC Turkey Fixed Income Fund - red pref USD0.01	◆ USD	22 Aug 01	9.183		GB0002105202

Open-Ended Investment Funds - continued

Name, description	Curr	Value Date	Net Asset Value Bid	Ask	ISIN No
Krypton Commodity Investment Fund Ltd - pref USD0.01	EUR	30 Aug 02	10.691		VGG531951066
Landsbanki PCC (Guernsey) Limited					
Fortuna European Hedge Fund - participating EUR0.01	EUR	23 Aug 02	93.16		GB0030756638
Landsbanki Global Equity Fund - participating EUR0.01	EUR	05 Sep 02	7.93		GB0004848312
Lloyds TSB Money Fund Ltd					
Australian Dollars Class - red pref USD0.01	AUD	05 Sep 02	110.391		GB0005225593
Canadian Dollars Class - red pref USD0.01	CAD	05 Sep 02	35.8		GB0005239271
Euro Class - red pref USD0.01	EUR	05 Sep 02	46.267		GB0004453337
Institutional Euro Class - red pref USD0.01	EUR	05 Sep 02	21.301		GB0003496170
Institutional Sterling Class - red pref USD0.01	GBP	05 Sep 02	10.773		GB0003502662
Institutional United States Dollars Class - red pref USD0.01	USD	05 Sep 02	21.023		GB0003502886
Managed Sterling Class - red pref USD0.01	GBP	05 Sep 02	25.118		GB0005209514
Managed US Dollars Class - red pref USD0.01	USD	05 Sep 02	30.672		GB0005209621
New Zealand Dollars Class - red pref USD0.01	NZD	05 Sep 02	130.323		GB0005225601
Sterling Class - red pref USD0.01	GBP	05 Sep 02	41.15		GB0005222475
Swiss Francs Class - red pref USD0.01	CHF	05 Sep 02	85.307		GB0005224851
US Dollars Class - red pref USD0.01	USD	05 Sep 02	53.34		GB0005222582
Lloyds TSB Offshore Funds Ltd					
Asian Pacific Fund - red pref GBP0.01	GBP	05 Sep 02	1.252	1.318	GB0008717893
Capital Growth Fund - red pref GBP0.01	GBP	05 Sep 02	1.239	1.304	GB0001096394
European Fund - red pref GBP0.01	GBP	05 Sep 02	3.339	3.515	GB0008717901
High Income Fund - red pref GBP0.01	GBP	05 Sep 02	1.028	1.060	GB0001094027
International Bond Fund - red pref GBP0.01	GBP	05 Sep 02	1.297	1.366	GB0008717562
International Fund - red pref GBP0.01	GBP	05 Sep 02	2.439	2.567	GB0008717786
Japanese Fund - red pref GBP0.01	GBP	05 Sep 02	0.7046	0.7417	GB0030726086
North American Fund - red pref GBP0.01	GBP	05 Sep 02	7.730	8.137	GB0008718081
Sterling Bond Fund - red pref GBP0.01	GBP	05 Sep 02	1.521	1.568	GB0030726193
Sterling Deposit Fund - red pref GBP0.01	GBP	05 Sep 02	1.017	1.017	GB0009078113
UK Fund - red pref GBP0.01	GBP	05 Sep 02	3.729	3.926	GB0008717679
Lloyds TSB Offshore Gilt Fund Ltd					
Class A - red pref GBP0.01	GBP	05 Sep 02	1.161	1.198	GB0009069716
Class B - red pref GBP0.01	GBP	05 Sep 02	1.128	1.164	GB0009068304
Man Alternative Strategy Investments Ltd					
Glenwood Series - red pref USD0.01	USD	01 Aug 02	146.82		GB0004433826
Glenwood Plus Series - red pref USD0.01	USD	01 Aug 02	148.77		GB0004433933
Man-Vector Diversified Ltd - red pref USD0.001	USD	02 Sep 02	0.9626		GB0008777327
MG Metals Fund Ltd - red pref USD0.01	USD	30 Nov 00	712.48		GB0007718892
Morley Alternative Investment Strategy Fund PCC Ltd					
Pan European Long Short Cell - participating GBP0.01	GBP	30 Aug 02	9.07		GB0030327653
Pan European Long Short Cell (Special) - participating GBP0.01	GBP	30 Aug 02	9.19		GB0030327547
Newton Corporate Money Fund Ltd					
Euro Class - red pref GBP0.01	EUR	04 Sep 02	11.2714		GB0005254171
Sterling Class - red pref GBP0.01	GBP	04 Sep 02	14.1852		GB0006121262
United States Dollar Class - red pref GBP0.01	USD	04 Sep 02	26.0288		GB0006419377
Optimal Tracker Fund PCC Ltd					
OTF Annuity Plus Fund - red pref GBP0.01	GBP	21 Aug 02	0.7158		
OTF European Index Fund - red pref GBP0.01	EUR	28 Aug 02	0.6882	0.6883	GB0030241607
OTF UK Index Fund - red pref GBP0.01	GBP	28 Aug 02	0.7248	0.7249	GB0030236730
OTF US Index Fund - red pref GBP0.01	USD	28 Aug 02	0.7643	0.7644	GB0030237696
OTF World Index Fund - red pref GBP0.01	USD	28 Aug 02	0.8690	0.8691	
Royal Bank of Scotland International Money Market Funds Ltd					
Euro Class - red pref GBP0.01	EUR	05 Sep 02	10.9778		GB0002996485
Sterling Class - red pref GBP0.01	GBP	05 Sep 02	11.2314		GB0002991874
Swiss Franc Class - red pref GBP0.01	CHF	05 Sep 02	10.0179		GB0031396558
US Dollar Class - red pref GBP0.01	USD	05 Sep 02	11.0257		GB0002996048
SAM Credit Holdings PCC Ltd					
Strategic Credit Fund Euro Class - red pref USD0.01	EUR	23 Aug 02	1,006.65		GB0031407546
Schroder Eastern European Fund - unit	USD	04 Sep 02	15.738	16.853	GB0007916942
Schroder Emerging Markets Fund - unit	USD	04 Sep 02	9.751	10.388	GB0007917023
Schroder India Fund - unit	USD	04 Sep 02	5.326	5.674	GB0007864290
Schroder Institutional Developing Markets Fund - A unit	USD	03 Sep 02	9.107	9.704	GB0030040876
Schroder Institutional Developing Markets Fund - B unit	USD	03 Sep 02	9.015	9.606	GB0030040985
Schroder Latin American Fund - unit	USD	04 Sep 02	39.37	41.90	GB0007758252
Schroder Offshore Cash Fund - unit	● GBP	05 Sep 02	1.318882		GB0000440429
Schroder Taiwan Fund - unit	USD	04 Sep 02	8.620	9.182	GB0007907099

Open-Ended Investment Funds - continued

Name, description		Net Asset Value				
		Curr	Value Date	Bid	Ask	ISIN No
Trans Value Fund Ltd - red pref USD0.01		USD	28 Jun 02	11.7759		GB0030279094

Debt Securities - Eurobonds

Name, description		Curr	Bid	Ask	ISIN No
Barclays Bank plc S&P 500 Equity Linked Notes 20/04/05	☆	USD	99		XS0110452272
Barclays Bank plc Index Linked Notes 29/03/07	☆	USD	100		XS0145321708
BCL International Finance Ltd EUR3,000,000,000 MTN					
Credit Lkd floating rate 04/10/04	☆	EUR	100		XS0136383576
Sanpaolo IMI SpA Credit Lkd floating rate 15/11/10	☆	EUR	100		XS0124319707
Commerzbank AG World Indices Linked 25/11/05	☆	USD	100		XS0119918158
Commerzbank International SA USD3,000,000,000 EMTN					
GBP5,000,000 Index Linked Notes 29/06/06	☆	GBP	100		XS0131502907
Deutsche Bank cap sec E100/MSCI Linked 14/04/04	☆	GBP	100		DE0008343567
Deutsche Bank AG London USD17,000,000,000 MTN					
14.25% reverse convertible Marks & Spencer Lkd 23/08/02	☆	GBP	100		XS0116483552
JP Morgan & Co Inc EMTN Index Linked 30/09/04	☆	USD	95.4667		XS0102798872
Paribas 7.1% S&P500 Index Linked 18/11/04	☆	USD	100		XS0104427298
SGA Societe Generale World Basket Index Linked 24/02/05	☆	USD	100		XS0108101089

Debt Securities - Special Purpose Vehicles

Name, description		Curr	Bid	Ask	ISIN No
Counts Series 1998 II-A - Class A	☆	USD	1.016096		
Man-IP 220 Plus Ltd - Redeemable Structured Guarantee Bonds 30/11/09	☆	USD	1		XS0101444858
QBE Capital Ltd					
Growth PRIDES	☆	USD	50		
Income PRIDES	☆	USD	50		

Warrants

Name, description	Curr	Bid	Ask	ISIN No
Barclays FTSE 100 14/01/05	GBP	-		GB0048689144
Barclays FTSE 100 18/06/07	GBP	-		GB0031754442
Barclays S & P 500 22/02/05	USD	-		GB0059141845
Barclays S & P 500 26/05/05	USD	-		GB0059861509
Barclays S & P 500 20/07/05	USD	-		GB0041527705
Barclays S & P 500 22/08/05	USD	-		GB0043291094
Barclays S & P 500 18/06/07	USD	-		GB0031779126
Barclays World Basket 13/06/05	USD	-		GB0059925882
UBS AG World Basket 20/06/05	USD	-		CH0011505556

Index of DOL Symbols

●	The restriction on space for the quotation requires the truncation of this price.
⌘	There are no registered market makers in this security. As a result the quoted price represents the Net Asset Value of the security.
◆	The listing of these securities on the Exchange have been suspended
✩	The price shown for this security represents the issue price
✪	The trading volume includes trading volume of the Units (which is 1 capital share and 1 income share)
❂	*The trading volume includes trading volume of the Units (which is 1 zero dividend preference share and 2 ordinary shares)*
✣	The trading volume includes trading volume of the Units (which is 1 capital share and 2 income shares)
x	Ex Dividend.
XC	Ex Capitalisation.
XE	Ex Entitlement.
XL	Ex Liquidation Distribution.
XO	Ex Other.
XP	Ex Repayment of Capital.
XR	Ex Rights.
XS	Ex Stock Distribution.

REGUALTORY OVERSIGHT STANDARDS

(Eleven pages)

GUERNSEY FINANCIAL SERVICES COMMISSION

THE INVESTMENT EXCHANGE (NOTIFICATION) RULES 1998

The Guernsey Financial Services Commission (the "Commission"), in exercise of the powers conferred on it by sections 12, 14, 15 and 16 of the Protection of Investors (Bailiwick of Guernsey) Law, 1987 as amended ("the Law") hereby makes the following rules : -

PART 1 - INTRODUCTORY

1.01 **Citation, commencement and application**

(1) These rules may be cited as the Investment Exchange (Notification) Rules 1998 ("the Investment Exchange rules") and shall come into operation on 13 November 1998.

(2) The Investment Exchange rules apply to any person licensed under the Law to carry on the restricted activity of operating an investment exchange.

(3) The Commission may in its absolute discretion by notice in writing to a licensed investment exchange exclude or modify the application of any provision of the Investment Exchange rules if the Commission is satisfied that any such derogation will not be prejudicial to the interests of investors.

1.02 **Interpretation**

(1) In these rules the following expressions have the meaning assigned to them except where the context otherwise requires : -

"annual accounting reference date", in relation to an exchange, means the date notified to the Commission as the date as at which the annual accounts of the exchange are drawn up, and the **"quarterly accounting reference date"** means the dates three months, six months and nine months before that date;

"category of membership", any category into which an exchange shall divide its members for the purpose of joining the exchange or the conduct of business therein;

"chairman", the Board member elected chairman by the Board of an exchange pursuant to the Rules and Articles of Association of the exchange;

"chief executive", means any person occupying the position of chief executive or managing director (whether solely or jointly) by whatever name called;

"employee", in relation to an exchange, means an individual who is employed in connection with that exchange's controlled investment business whether under a contract of service or for services or otherwise;

"exchange", means a licensed investment exchange;

"finance business", has the same meaning given in the Financial Services Commission (Bailiwick of Guernsey) Law, 1987;

"key individual", means a person falling within any of the categories set out in paragraph 1(1)(i)-(ix) of Schedule 1 to these rules;

"licensed investment exchange", means an exchange which is licensed by the Commission under the Law;

"person responsible for compliance", in relation to an exchange, means a person who is responsible for the monitoring and enforcement of compliance with the rules of the exchange;

"person responsible for finance", in relation to an exchange, means a person who is responsible for maintaining the accounts and other financial records of the exchange;

"qualified auditor", means a person who holds a current practising certificate issued by : -

(a) (i) The Institute of Chartered Accountants in England and Wales; or

(ii) The Institute of Chartered Accountants in Scotland; or

(iii) The Institute of Chartered Accountants in Ireland; or

(iv) The Institute of Chartered Certified Accountants; or

(b) a body outside the United Kingdom having equivalent professional standards for membership as the bodies specified in paragraph (a) above.

(2) The Interpretation (Guernsey) Law, 1948 applies to the interpretation of these rules throughout the Bailiwick of Guernsey.

(3) A reference in the Investment Exchange rules to :

(a) an enactment is to that enactment as from time to time amended, repealed and replaced, extended or applied by or under any other enactment; and

(b) a document, written notice or written instructions shall be taken to be a reference to a document, notice or instructions given in any legible form provided that a printed copy of the document, notice or instructions can be made.

(4) A guidance note appended to a rule or to a paragraph of a rule gives guidance as to the criteria which the Commission would apply in conjunction with that rule. It is not part of the rules.

PART 2 - NOTIFICATIONS

2.01 **General rule**

A licensed investment exchange must notify the Commission forthwith, unless otherwise stated, of any event or circumstance specified in Schedule 1 and such notification shall contain the particulars described therein; and where the information is notified orally, it shall be immediately thereafter confirmed in writing.

SCHEDULE 1

NOTIFICATIONS

1 **Key individuals**

(1) An exchange shall notify the Commission of the fact that any person has (a) become or (b) ceased to be : -

(i) the chairman of the exchange;

(ii) the chief executive of the exchange;

(iii) the person responsible for compliance;

(iv) the person responsible for the exchange's finance;

(v) a member of the Board of the exchange;

(vi) a member of a body to which the Board has delegated rule-making powers;

(vii) a member of a body with responsibility for disciplinary matters within the exchange;

(viii) an arbitrator appointed by the exchange or a member of an arbitration panel established by the exchange;

(ix) a member of a body with responsibility for investigating complaints in respect of business transacted on the exchange.

(2) In the case of a new appointment falling under paragraph (1)(a) above, the notice shall include details of the person's qualifications and experience.

(3) In the case of a notification under paragraph (1)(b) above, a statement of the reason for the change shall be given.

(4) An exchange shall notify the Commission if it becomes aware of any of the following in relation to a key individual :

(a) a change of name;

(b) a conviction of any offence involving fraud or other dishonesty;

(c) a conviction of any offence under any legislation relating to finance business;

(d) the initiation of saisie, desastre, bankruptcy, winding-up, sequestration or similar proceedings;

(e) the refusal of any application for, or revocation or suspension of, any licence, authorisation or registration under any legislation relating to finance business;

(f) the imposition of disciplinary measures or sanctions by a regulatory authority or professional body in relation to the individual's professional or business activities; and

(g) the making of an order by a court disqualifying that individual from serving as a director of a company or from being concerned with the management of a company.

(5) An exchange shall notify the Commission of the establishment or abolition of a standing committee of the governing body to which it has delegated either the making or enforcement of rules, such notifications to include the terms of reference of any new committee.

(6) An exchange shall notify the Commission of any change in the composition or the terms of reference of any committee notified to the Commission under paragraph (5) above.

2 Key individuals and other employees

An exchange shall notify the Commission of :

(a) the dismissal of any key individual or other employee of the exchange for misconduct; or

(b) the resignation of any key individual or other employee as a result of an investigation into his alleged misconduct; or

(c) any other disciplinary action taken against any key individual or other employee as a result of concerns about that person's honesty or integrity.

GUIDANCE NOTE

The preceding paragraph is not intended to apply to situations where a key individual or other employee is disciplined for reasons not relating to honesty or integrity. For example, poor time keeping.

3 Regulatory plans and rules

An exchange shall provide the Commission with :

(a) a copy of the exchange's regulatory plan in draft, before it is approved and not later than one month before the period to which the regulatory plan relates; and

(b) a copy of the final version of the exchange's regulatory plan before the commencement of the period to which it relates; and

(c) a copy of the exchange's rules before they are made, and of any proposed changes to such rules before such changes are effected.

4 Auditors

(1) An exchange must appoint a qualified auditor and shall upon the request of the Commission procure that the qualified auditor satisfies the Commission that he is so qualified.

(2) An exchange shall give the Commission notice of a change of its auditors, including a statement of the reasons for the change.

5 **Fees and charges**

An exchange shall notify the Commission of : -

(a) the fees or charges levied by the exchange in respect of membership of the exchange; and

(b) the transaction charges imposed by the exchange.

6 **Annual report, accounts and budget**

(1) An exchange shall provide the Commission with a copy of the following documents: -

(a) the annual report of the exchange;

(b) the annual accounts of the exchange and the auditor's report thereon; and

(c) the annual budget of the exchange.

(2) The annual report, annual accounts and auditor's report shall be submitted to the Commission within three months of the annual accounting reference date of the exchange.

(3) The annual budget of the exchange shall be submitted to the Commission not less than one month before the first day of the financial year to which the budget applies.

7 **Quarterly management accounts**

An exchange shall send to the Commission a copy of quarterly management accounts prepared by the exchange within one month of the quarterly accounting reference date to which the management accounts relate.

8 **Annual accounting reference date**

An exchange shall notify the Commission of a change in its annual accounting reference date.

9 **Constitution of an exchange**

(1) An exchange shall notify the Commission of any proposed change to its constitution, articles of association, governing statute, charter or by-laws, giving reasons for the proposed change, and such notification shall be made before the proposed change is circulated to the exchange's membership for consideration or approval.

(2) An exchange shall notify the Commission of any change made as a result of the proposals referred to in paragraph (1) above together with the date from which those changes became or are to become effective.

10 Delegation of monitoring

(1) Where an exchange proposes to delegate the monitoring of compliance with any of its rules to any other body or person, it shall notify the Commission, specifying the monitoring function which it proposes to delegate.

(2) A notice under paragraph (1) above shall include the name of that other body or person together with evidence of his ability and willingness to perform the relevant monitoring function.

(3) Where any other body or person proposes to delegate the monitoring of compliance with its rules to an exchange, the exchange shall notify the Commission, specifying the monitoring function which it is proposed to delegate to the exchange.

(4) Any agreement for delegating monitoring subsequently concluded by the exchange and any alteration of that agreement shall also be notified to the Commission.

11 Complaints

(1) An exchange must have in operation, and ensure compliance with, a written procedure for the effective consideration and proper investigation of complaints in respect of business transacted by means of its facilities.

(2) An exchange shall notify the Commission of the following : -

(a) the total number of complaints received during each quarter of the calendar year distinguishing between complaints relating to : -

(i) the exchange's performance of its functions under the Law;

(ii) any clearing arrangements made by the exchange;

(iii) the conduct of a member of the exchange in relation to its dealings on the exchange; and

(iv) business transacted by means of the exchange;

(b) the total number of such complaints settled during each quarter of the calendar year, distinguishing between complaints relating to (a)(i), (ii), (iii) and (iv) above;

(c) the total number of such complaints which had been pending for more than three months at the end of each quarter of the calendar year distinguishing between complaints relating to (a)(i), (ii), (iii), and (iv) above; and

(d) the number of such complaints which were referred to the exchange's arbitration procedures during each quarter of the calendar year.

(3) For the purposes of paragraph (2) above, a "complaint" is a complaint made in writing to the exchange and any other complaint to which the exchange has replied in writing, being complaints relating to the matters specified in paragraph (2)(a) - (iv) above.

(4) The information required to be notified by paragraph (2) above shall be submitted to the Commission quarterly at the same time as the Exchange submits its quarterly management accounts to the Commission.

(5) For the purposes of this rule, where an exchange has given a substantive response in relation to a complaint, unless and until the exchange has received an indication from the complainant that the response is unsatisfactory, the exchange shall be entitled to treat the complaint as settled and resolved after the expiry of four weeks from the date of its response.

12 Trading hours

(1) An exchange shall notify the Commission of :

(a) any change, whether temporary or permanent, in the hours during which business may be conducted by means of the facilities of the exchange;

(b) any trading halt; and

(c) any suspension in trading of any investment.

(2) For the purpose of the Investment Exchange Rules, a trading halt shall include a halt in the trading of investments on the exchange as a whole or in relation to a sector, but it shall not include a halt in the trading of individual investments.

13 Force majeure

If any event happens or circumstances arise which make it impossible or impracticable for an exchange to discharge any of its functions as an exchange, it shall notify the Commission immediately, specifying what action it is taking to deal with the situation.

14 *Investments listed or dealt on the exchange*

(1) An exchange shall notify the Commission of any proposed change in the type of investments listed or dealt on the exchange.

(2) In the case of investments falling within 2(1)(f), (g) and (h) of Schedule 1 to the Law, the notice under paragraph (1) shall include details of the investment listed or dealt on the exchange.

(3) An exchange shall notify the Commission where it discontinues or suspends the listing of any type of investments listed or dealt on the exchange.

GUIDANCE NOTE

The Commission considers that this rule would not require an exchange to notify the Commission of circumstances where, under the rules of the exchange, dealings in a particular type of investment are temporarily suspended because a prescribed trading limit has been reached. The rule would require the notification of the introduction of dealing in a new category of investment but would not require the notification of dealing in securities of a particular company.

15 Protection of investors

(1) If any event happens or circumstances arise which make it impossible or impracticable for an exchange to satisfy the continuing requirements set out in Schedule 2, the exchange shall notify the Commission forthwith.

(2) The notice required under paragraph (1) shall specify the action which is being or has been taken by the exchange to deal with the situation.

16 Insolvency and legal proceedings

(1) An exchange shall notify the Commission forthwith of the occurrence of any of the following : -

(a) the presentation of a petition for the winding up of the exchange;

(b) the appointment of a receiver, administrator, liquidator or trustee of assets of the exchange;

(c) the making of a composition or arrangement with creditors of the exchange; and

(d) where the exchange is an unincorporated association, a resolution to wind up the association.

(2) An exchange shall notify the Commission if civil proceedings are instituted against it :

(a) arising out of the contravention or alleged contravention of the Law or any rules or regulations made under the Law; or

(b) which might be expected to have a significant impact on the financial stability of the exchange.

(3) An exchange shall notify the Commission of any other legal proceedings instituted by or against the exchange.

17 Market information

An exchange shall notify the Commission of any material change in its system for displaying market information.

18 Membership

(1) An exchange shall notify the Commission of the introduction or abolition of a category of membership.

(2) An exchange shall notify the Commission of the fact that a person has become or ceased to be a member of the exchange. In the case of the former, the notice shall include the member's name, address and category of membership.

(3) Any change in the information previously notified under paragraph (2) above shall likewise be notified to the Commission.

19 Suspension and expulsion from membership, and resignations

(1) Where an exchange suspends or expels a member, it shall notify the Commission of its action, stating the reasons.

(2) The notice under paragraph (1) shall state the date on which the suspension or expulsion took effect and, in the case of a suspension, its duration.

(3) The notice required under paragraph (1) shall also specify any other action taken by the exchange in relation to that member.

(4) Where a person appeals against any action proposed under paragraph (1) above, the exchange shall notify the Commission of that fact and, subsequently, the findings of the appeal.

(5) Where a person resigns from membership, an exchange shall notify the Commission specifying the name, address, category of membership and the effective date of resignation.

20 Investigations

(1) An exchange shall notify the Commission when a person has been appointed by the exchange to investigate the affairs of a member of the exchange.

(2) An exchange shall notify the Commission when it becomes aware that a person has been appointed by any other regulatory body to investigate and report on any aspect of business transacted by means of the facilities of the exchange.

(3) The notice under paragraph (1) above shall specify the reasons for, and the terms of reference of, the investigation.

(4) An exchange shall notify the Commission of the findings of any such investigation carried out at the request of the exchange and the action, if any, which is to be or has been taken as a result of such investigation.

GUIDANCE NOTE

An exchange is not required by this rule to notify inspections carried out in the course of routine surveillance, or to notify enquiries made as part of the procedure for investigating complaints.

21 Disciplinary action

(1) An exchange shall notify the Commission where it has taken any disciplinary action against a member or an employee of any member, stating the name of the person concerned, details of the action taken and the reasons for the disciplinary action.

(2) Notification need not be made to the Commission under paragraph (1) unless the disciplinary action is relevant and material to the carrying on of controlled investment business.

(3) Where an appeal is lodged against the action referred to in paragraph (1), an exchange shall notify the Commission of that fact and the subsequent outcome of the appeal.

22 Offences

(1) An exchange shall notify the Commission if it becomes aware that any person :

(a) has been carrying on unauthorised controlled investment business; or

(b) has committed a criminal offence under the Law in the course of carrying on controlled investment business.

(2) Any notification made to the Commission under paragraph (1) should include any details known to the exchange.

23 Liquidation of, or instruction to close out, positions

Where an exchange liquidates or restricts the open positions on all or any of the investments of a member, or it issues instructions to a member to close out its positions on all or any investments, it shall notify the Commission, giving the following information :

(a) the name of the member;

(b) the nature and size of the positions so liquidated or restricted; and

(c) the reasons for its action.

24 Default of an exchange member

Where an exchange has decided to put a member into default, it shall notify the Commission, giving the following information :

(a) the name of the member;

(b) the reasons for the action;

(c) the name(s) of the clearance system(s) on which the member clears business; and

(d) where appropriate, a summary of the member's open positions, margin liability and cash and collateral balances in respect of the member's segregated customer accounts and other accounts.

SCHEDULE 2

CONTINUING REQUIREMENTS FOR THE LICENSING OF AN INVESTMENT EXCHANGE

1 **Financial, human and technical resources**

The exchange must have financial, human and technical resources sufficient for the proper performance of its functions.

2 **Safeguards for investors**

(1) The rules and practices of the exchange must ensure that business conducted by means of its facilities is conducted in an orderly manner and so as to afford proper protection to investors.

(2) The exchange must -

(a) limit dealings on the exchange to investments in which there is a proper market; and

(b) where relevant, require issuers of investments listed or dealt on the exchange to comply with such obligations as will, so far as possible, afford to persons dealing in the investments proper information for determining their current value.

(3) The exchange must either itself provide satisfactory procedures (including default procedures) for the settlement of transactions on the exchange or ensure such provision by means of services provided under clearance systems approved by it.

(4) The exchange must either itself have or secure the provision on its behalf of satisfactory arrangements for recording the transactions effected on the exchange.

(5) Sub-paragraphs (2), (3) and (4) above are without prejudice to the generality of sub-paragraph (1) above.

3 **Monitoring and enforcement**

(1) The exchange must have adequate arrangements and resources for the effective monitoring and enforcement of compliance with its rules.

(2) The arrangements for monitoring may make provision for that function to be performed on behalf of the exchange (and without affecting its responsibility) by any other body or person who is able and willing to perform it.

4 **Investigation of complaints**

The exchange must have effective arrangements for the investigation of complaints in respect of business transacted by means of its facilities.

5 Promotion and maintenance of standards

The exchange must be able and willing to promote and maintain high standards of integrity and fair dealing in the carrying on of investment business and to co-operate, by the sharing of information and otherwise, with the Guernsey Financial Services Commission and any other authority, body or person having responsibility for the supervision or regulation of investment business or other financial services.

THE LICENSEES (FINANCIAL RESOURCES, NOTIFICATION, CONDUCT OF BUSINESS AND COMPLIANCE) RULES 1998

PART 2 – FINANCIAL RESOURCES, NOTIFICATION AND RECORDS

2.01 Financial resources requirement ("FRR")

In exercise of the discretion permitted by 1.01(3) of the FNCC Rules the Commission modifies the application of 2.01(e) of the FNCC Rules so that it reads:

" The Channel Islands Stock Exchange, LBG ("the Exchange") must, at all times, maintain financial resources, consisting of gross capital and professional indemnity insurance cover, which in the opinion of the directors is sufficient to meet its commitments and to withstand the risks to which its business is subject. The opinion referred to above must be provided to the Commission, in writing, at the same time as the Exchange submits its annual budget as required under 6(3) of Schedule 1 to the Investment Exchange (Notification) Rules 1998."

2.02 Financial notification

A licensee shall notify the Commission forthwith where the licensee has reason to believe that:-

(a) it is in breach of its FRR; such notice shall specify the steps which the licensee is taking or has taken to remedy the breach and shall be confirmed in writing;

(b) the licensee's auditor intends to qualify the accounts;

2.03 Accounting records

Every licensee shall maintain adequate accounting records to show and explain its transactions. Such records:-

(a) must be up to date and must disclose with reasonable accuracy the assets, liabilities, income and expenditure of the licensee at that time;

(b) must enable the licensee to demonstrate its continuing compliance with its FRR.

2.04 Audited annual financial statements

(3) Copies of management letters received from the licensee's external auditor shall be submitted forthwith to the Commission.

(4) Where no such reports of the type referred to in (3) above have been received for a period in excess of one year, the licensee must, within four months of its accounting reference date, provide the Commission with written details of the main conclusions of the annual review required under rule 5.01(1).

PART 4 – CONDUCT OF BUSINESS

4.01 **Fitness and properness**

Licensees must observe the Principles set out in Schedule 2, in carrying on their controlled investment business.

GUIDANCE NOTE

(1) A licensee must recognise that the Commission has a continuing duty to determine whether a licensee remains a fit and proper person to carry on controlled investment business. In doing so, the Commission shall take account of whether the licensee has observed the Principles in carrying on its controlled investment business.

(2) The Principles are a statement of the standards expected of a licensee.

(3) Breach of a Principle will be taken into account for the purposes of discipline and intervention.

(4) The Principles are not exhaustive and conformity with them does not excuse a failure to observe other regulatory requirements.

(5) The Commission may also take account of any other considerations as the Commission sees fit.

4.02 **Responsibility of senior management**

(1) Every licensee, other than a licensee with no physical presence (staff and premises in the Bailiwick, shall appoint a chief executive (the formal title of whom is at the discretion of the licensee) and appoint a replacement to fill this position as and when it becomes vacant.

(2) A licensee's chief executive and its senior management shall act and shall take all reasonable steps to ensure that all employees of the licensee act so as to avoid serious damage to the licensee's reputation or to its financial position.

GUIDANCE NOTE

(1) "Reasonable steps" at (2) above includes having in place adequate management controls and compliance procedures and a system for ensuring that such controls continue to be adequate and that employees are observing internal compliance procedures.

(2) Should damage to the licensee's reputation or financial position occur, the Commission will look to the senior management to show that a failure of management controls did not cause or contribute to the said damage.

PART 5 – COMPLIANCE ARRANGEMENTS

5.01 **General**

(1) A licensee must undertake annually a review of its controlled investment business to enable it to determine the effectiveness of its compliance and monitoring procedures.

(2) A licensee must ensure that compliance in respect of its controlled investment business are set out in writing and that a copy of these written procedures is kept at the offices of the licensee.

(3) A licensee should establish and maintain systems to ensure that its *employees* are suitable, adequately trained and properly supervised, and these systems should include arrangements-

(a) to cover recruitment procedures, including the vetting of applicants for employment and the taking-up of references.

(b) to review its written compliance procedures at least annually, and to ensure that its *employees* are at all times aware of the current procedures.

(c) to ensure that its *employees* do not procure, endeavour to procure or advise anyone to enter into a transaction if that *employee* or is not competent to advise on that transaction to assess its suitability for investors.

GUIDANCE NOTE

The Commission requires licensees to provide adequate training for their staff in accordance with Principle 9 and will issue guidance where appropriate on the matter of qualifications. The present intention is not to impose by regulation a requirement that employees are trained or qualified to a particular minimum standard given the diversity of functions, variety of potentially suitable internationally recognised qualifications, and other relevant factors which should be taken into account, such as varying levels of experience of staff and licenses' in-house training provisions.

The Commission wishes to place more emphasis on the licensee's system of supervision and administrative controls to ensure that employees do not act beyond their competence and rules reflect this approach.

(4) **A Licensee must take reasonable steps, including the establishment and maintenance of procedures, to ensure that its officers and employees act in conformity with-**

(a) their own and their employer's relevant responsibilities under the Law and the rules made thereunder;
(b) where relevant, the requirements of the statutory restrictions on insider dealing and money laundering;
(c) appropriate arrangements on propriety in personal dealings;
(d) guidelines issued by the commission from time relevant to the carrying on of controlled investment business;
(e) requirements of any *Self-Regulatory Organisation, Recognised Professional Body or Recognised Investment Exchange* of which the licensee is a member.

(4) A Licensee must appoint a compliance officer in Guernsey to be responsible for compliance and must appoint a replacement to fill this position if it becomes vacant.

5.02 **Record keeping**

(1) A licensee must take reasonable steps, including the establishment and maintenance of systems and procedures; to ensure that sufficient information is record about its controlled investment business and compliance with the FNCC rules. Such records should be retained for a period of at least three years.

(2) All records retained by a licensee in accordance with (1) above may be recorded in any form, but be capable of prompt reproduction in hard printed form in English.

(3) A licensee which is the custodian of customer Category 2 controlled investments, or which appoints another person to be the custodian of customer investments, must perform a reconciliation in accordance with (4) below as often as is necessary to ensure the accuracy of its records relating to customers' investment entitlements.

(4) Reconciliations are to be performed as follows:

(a) Where *customers* investments are physically held by a licensee, a count must be carried out at least every six months and be reconciled with its record of the *customer* investment.

(*b*) Where *customer* investments are not physically held by a licensee, the licensee's record of *customers'* investment entitlements must be reconciled, at least every three months, with statements obtained from the *eligible custodian* or other holder.

5.03 **Access and inspections**

A licensee must co-operate to the fullest possible degree with any inspection carried out by the Commission in respect of the conduct of its controlled investment business.

SCHEDULE 2 **RULE 4.01**

THE PRINCIPLES

1. **Integrity**

A licensee should observe high standards of integrity and fair dealing in the conduct of its business.

2. **Skill, Care and Diligence**

A licensee should act with due skill, care and diligence towards its customers and counterparties.

3. **Conflicts of Interest**

A licensee should either avoid any conflict of interest arising or, where a conflict arises, should ensure fair treatment to all its customers by disclosure, internal rules of confidentiality, declining to act, or otherwise. A licensee should not unfairly place its interests above those of its customers and, where a properly informed customer would reasonably expect that the firm would place his interests above its own, the firm should live up to that expectation.

4. **Information about Customers**

A licensee should seek from customers it advises or for whom it exercises discretion any information about their circumstances and investment objectives which might reasonably be expected to be relevant in enabling it to fulfil its responsibilities to them.

5. **Information for Customers**

A licensee should take reasonable steps to give a customer it advises, in a comprehensible and timely way, any information needed to enable him to make a balanced and informed decision. A licensee should similarly be ready to provide a customer with a full and fair account of the fulfilment of its responsibilities to him.

6. **Customer Assets**

Where a licensee has control of or is otherwise responsible for assets belonging to a customer which it is required to safeguard, it should arrange proper protection for them, by way of segregation and identification of those assets or otherwise in accordance with the responsibility it has accepted.

7. **Market Practice**

A Licensee should observe high standards of market conduct, and should also comply with any code or standard as in force from time and issued or approved by the Commission.

8. **Financial Resources**

A licensee should ensure that it maintains adequate financial resources to meet its investment business commitments and to withstand the risks to which its business is subject.

9. **Internal Organisation**

A licensee should organise and control its internal affairs in a responsible manner, keeping proper records, and where the firm employs staff or is responsible for the conduct of investment business by others, should have adequate arrangements to ensure that it has well-defined compliance procedures.

10. **Relations with Guernsey Financial Services Commission**

A licensee should deal with the Commission in an open and co-operative manner and keep the regulator promptly informed of anything concerning the firm which might reasonably be expected to be disclosed to it.

SCHEDULE 1

8 General

A licensee shall give written notice forthwith to the Commission of the occurrence of any of the following:-

(a) the presentation of a petition for the winding-up (other than a petition for a voluntary winding up for the purposes of reconstruction or amalgamation) of the licensee or of a company which is a subsidiary or holding of the licensee;

(b) the appointment of a receiver, administrator, administrative receiver or trustee of the licensee;

(c) the making of a composition or arrangement with creditors of the licensee;

(d) the granting, withdrawal, or refusal of an application for, or revocation of, any licence, authorisation or registration to carry on finance business whether in Guernsey or elsewhere;

(e) the appointment of inspectors by a statutory or other regulatory authority to investigate the affairs of the licensee;

(f) the imposition of disciplinary measures or sanctions on the licensee in relation to its finance business by any regulatory authority;

(g) the bringing against any licensee of any material legal action or proceedings, or any arbitration to which the licensee is a party, relating to finance business; and

(h) the conviction of the licensee of any offence under legislation relating to finance business, companies or bankruptcy or of any offence involving fraud or dishonesty.